SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2020
Commission File Number 333-14194

TMM Group, Inc.
(Translation of registrant’s name into English)

Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020

Grupo TMM, S.A.B.

/s/ Carlos Aguilar
By: Carlos Aguilar
Title: Chief Financial Officer

EXPLANATORY NOTE

On March 25, 2020, pursuant to Release No. 34-88465, in response to the potential effects of coronavirus disease 2019 (“COVID-19”), the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 of the Securities Exchange Act of 1934 (the “Exchange Act”) granting exemptions from specified provisions of the Exchange Act and certain rules thereunder (the “Order”). The Order provides that a registrant (as defined in Exchange Act Rule 12b-2) subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such a registrant, is exempt from any requirement to file or furnish materials with the SEC under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, where certain conditions are satisfied.

Grupo TMM, S.A.B. (the “Company”) will be relying on the Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”) due to circumstances related to COVID-19.  In particular, on March 30, 2020, the Mexican Government issued a decree declaring that the COVID-19 pandemic constituted a health emergency and event of force majeure. In response, the Ministry of Health and Sanitation has imposed various enhanced safety measures, including the immediate suspension of all non-essential activities until at least April 30, 2020.  As a result of these measures, the Company is unable to conduct certain activities required for the preparation and filing of its 2019 Form 20-F safely and effectively, such as the Annual General Shareholders’ Meeting at which the Company’s annual financial statements are to be approved and the Board of Directors elected and ratified.  In recognition of the operational difficulties resulting from the Mexican Government’s COVID-19 restrictions, on April 8, 2020, the Mexican National Banking and Securities Commission announced it would extend the reporting deadlines for the filing of certain required statements and reports until July 3, 2020.  In light of the foregoing, the Company will endeavor to file its 2019 Form 20-F as soon as practicably possible, but in any event no later than June 12, 2020.

As a result of the current COVID-19 situation, the Company will be including the following Risk Factor in its Form 20-F:

Our business may be adversely affected by pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto.

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks.  For example, the recent outbreak of the novel coronavirus disease 2019 (“COVID-19”) has been declared a pandemic by the World Health Organization.  Government efforts to combat the COVID-19 pandemic have negatively affected economic conditions and the demand for shipping and transportation services globally as well as within the Gulf of Mexico and may otherwise negatively impact our operations and the operations of our customers. Such efforts have thus far included the enactment or imposition of travel bans, quarantines and other emergency public health measures. Although such measures may currently be considered temporary in nature, they may continue for an extended period and additional measures may be adopted depending on future developments in the fight against COVID-19.  As a result, our vessels may be unable to call on ports, or may be restricted from disembarking from ports, located in areas affected by COVID-19. Although our operations to date have not been materially affected by the COVID-19 pandemic, the ultimate severity of the global economic downturn expected to result from the pandemic is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement or its possible successor, the United States – Mexico – Canada Agreement, on the level of US-Mexico trade; the condition of the world shipping market, including the effect of the COVID-19 pandemic; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. Please refer to our Form 20-F to be filed with the SEC as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this Current Report.